Auditors' Report

To the Shareholders of
CIBT Education Group Inc.

We have audited the consolidated balance sheet of CIBT Education Group Inc. (the "Company") as at August 31, 2009 and the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive loss, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company for the fourteen month period ended August 31, 2008, prior to adjustments for changes to amounts allocated to intangibles assets and goodwill acquired in purchase business combinations and the change in reporting currency as disclosed in Notes 8 and 1, respectively, were audited by other auditors whose report dated November 14, 2008 expressed an unqualified opinion on those statements. We have audited the adjustments to the August 31, 2008 financial statements as disclosed in Notes 8 and 1, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
December 2, 2009